Exhibit 21.1

SUBSIDIARIES OF TEMPUR-PEDIC INTERNATIONAL INC.

Entity	State or Country of Organization

Tempur World, LLC	Delaware
Tempur World Holdings, LLC	Delaware
Tempur-Pedic, Inc.	Kentucky
Tempur Production USA, Inc.	Virginia
Tempur-Pedic Medical, Inc.	Kentucky
Tempur-Pedic, Direct Response, Inc.	Kentucky
Dawn Sleep Technologies, Inc.	Delaware
Tempur-Pedic Retail, Inc.	Delaware
Tempur-Pedic Professional, Inc.	Delaware
Tempur World Holdings S.L.	Spain
Tempur World Holding Sweden AB	Sweden
Dan-Foam ApS	Denmark
Tempur UK, Ltd.	United Kingdom
Tempur Japan Yugen Kaisha	Japan
Tempur International Limited	United Kingdom
Tempur Danmark A/S	Denmark
Tempur Suomi Oy	Finland
Tempur Norge AS	Norway
Tempur Sverige AB	Sweden
Tempur Italia Srl	Italy
Tempur France SarL	France
Tempur Holding GmbH	Germany
Tempur Sleep Center GmbH	Germany
Tempur Deutschland GmbH	Germany
Tempur Schweiz AG	Switzerland
Tempur Pedic Espana SA	Spain
Tempur Singapore Pte Ltd.	Singapore
Tempur Benelux B.V.	Netherlands